Skadden, Arps, Slate, Meagher & Flom llp

One Manhattan West	FIRM/AFFILIATE
New York, NY 10001	OFFICES
________	-----------
BOSTON
TEL: (212) 735-3000	CHICAGO
FAX: (212) 735-2000	HOUSTON
www.skadden.com	LOS ANGELES
PALO ALTO
DIRECT DIAL	WASHINGTON, D.C.
(212) 735-2438	WILMINGTON
DIRECT FAX	-----------
(917) 777-2438	BEIJING
EMAIL ADDRESS	BRUSSELS
Howard.Ellin@Skadden.com	FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

June 10, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner

Loan Lauren Nguyen

Jennifer O’Brien

Ethan Horowitz

Division of Corporation Finance

Office of Energy & Transportation

Re:	Aspirational Consumer Lifestyle Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed May 27, 2021

File No. 333-254304

Ladies and Gentlemen:

On behalf of our client, Aspirational Consumer Lifestyle Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 8, 2021 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission by the Company on May 27, 2021 (the “Registration Statement”). Concurrently with the filing of this letter, the Company has filed Amendment No. 3 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) through EDGAR.

June 10, 2021

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Registration Statement.

June 10, 2021

Background to the Business Combination, page 123

1.	Please expand your disclosure regarding your discounted future enterprise value analysis to explain why Aspirational’s management selected mature comparable companies in analogous markets with related business models instead of the companies it selected for the pro forma enterprise value analysis to determine the implied one-year forward EBITDA multiple of 25.0x applied to WUP’s forecast Adjusted EBITDA.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 123 and 124 of the Amended Registration Statement.

2.	We note your new disclosure that the one-year forward EBITDA multiple of 25.0x was determined with reference to WUP’s target growth and margin profile at maturity, and the public market valuations of companies Aspirational’s management believed to be mature comparable companies in analogous markets with related business models. Please revise to describe the target growth and margin profile at maturity that you refer to in this analysis

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 123 and 124 of the Amended Registration Statement.

*    *    *    *

June 10, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2438.

Very truly yours,

/s/ Howard Ellin

cc:	Ravi Thakran

Aspirational Consumer Lifestyle Corp.

cc:	Kenneth Dichter

Wheels Up Partners Holdings LLC

cc:	Laura Heltebran

Wheels Up Partners Holdings LLC

cc:	Christopher M. Barlow

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Christopher Peterson

Arnold & Porter Kaye Scholer LLP

cc:	Thomas Yadlon

Arnold & Porter Kaye Scholer LLP